UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 NAM Corporation
           ----------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628 72L-108
           ----------------------------------------------------------
                                 (CUSIP Number)

                                   Roy Israel
                                 NAM Corporation
                       1010 Northern Boulevard, Suite 336
                           Great Neck, New York 11021
                            Tel. No.: (516) 829-4395
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




                                Page 1 of 9 Pages

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 628 72L-108                                         Page 2 of 9 Pages
---------------------                                        -------------------


--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Insurance Services Office, Inc.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                822,570
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            822,570
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            0
------------------- ------- ----------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          822,570
--------- ----------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.2%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO, HC
--------- ----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                       --------------------
CUSIP No. 628 72L-108                                         Page 3 of 9 Pages
---------------------                                       --------------------


--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ISO Investment Holdings, Inc.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                822,570
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER

    REPORTING               822,570
                    ------- ----------------------------------------------------
      PERSON          10
                           SHARED DISPOSITIVE POWER
       WITH
                            0
------------------- ------- ----------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          822,570
--------- ----------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.2%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 628 72L-108             SCHEDULE 13D               Page 4 of 9 Pages


Item 1.  Security and Issuer.
         -------------------

         This statement relates to the shares of Common Stock, par value $0.001 per share ("Common Stock"), of NAM Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1010 Northern Boulevard, Great Neck, New York 11021.

Item 2.  Identity and Background.
         -----------------------

         (a) - (c), (f). This Statement is being filed by Insurance Services Office, Inc. a Delaware corporation ("ISO"), and ISO Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of ISO ("Purchaser" and together with ISO, the "Filing Persons"). The address for ISO is 7 World Trade Center, New York, New York 100148. The address for Purchaser is 300 Delaware Avenue, Suite 537, Wilmington, Delaware 19801. ISO is engaged in providing statistical, actuarial, underwriting and claims information and analysis; consulting and technical services; policy language; and information about specific locations for a broad spectrum of commercial and personal lines of insurance. Purchaser is a wholly owned subsidiary of ISO. Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Filing Persons, his or her name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship.

         (d) During the five years prior to the date hereof, none of the Filing Persons, nor, to the best knowledge of the Filing Persons, any executive officer or director of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer or director of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         This statement is being filed as a result of the recent purchase of 642,570 shares of Common Stock of the Company (the "Common Stock") and a warrant to acquire 180,000 shares of Common Stock ("Warrant Shares") for consideration in the amount of four million dollars ($4,000,000). The Purchaser made the purchases using funds from working capital.

CUSIP No. 628 72L-108             SCHEDULE 13D               Page 5 of 9 Pages


Item 4.  Purpose of Transaction.
         ----------------------

         On May 10, 2000 (the "Closing"), Purchaser acquired from the Company 642,570 shares of Common Stock and a warrant to purchase up to 180,000 shares of Common Stock at an exercise price of $8.09 per share exercisable at any time on or after May 10, 2000 and on or prior to the close of business on August 15, 2005. Effective as of the Closing, and for so long as the Purchaser holds shares of Common Stock constituting at least 25% of the shares of Common Stock purchased by it, the Purchaser shall have the right to designate one individual to be included as part of the slate of nominees recommended by the directors of the Company for election at each annual meeting of stockholders of the Company at which directors of the Company are elected, and at any time at which stockholders of the Company shall have the right to, or shall, vote for directors of the Company. Three shareholders of the Company, two of whom jointly beneficially own approximately 32.5% of the outstanding shares of Common Stock of the Company and one of whom beneficially owns approximately 4.2% of the outstanding shares of Common Stock of the Company, have agreed to vote their shares of Common Stock in favor of Purchaser's nominee for as long as the Purchaser has the right to designate such nominee. A copy of the Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         The Company's Board of Directors elected Mr. Frank J. Coyne, President and Chief Operating Officer of the Purchaser, to the Company's Board of Directors, effective as of the Closing. The Purchaser does not have any other present plans which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
              reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) any change in the present board of directors or management of the issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure;

CUSIP No. 628 72L-108             SCHEDULE 13D               Page 6 of 9 Pages


         (g)  changes   in  the   issuer's   charter,   bylaws  or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         a) In accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), Purchaser may be deemed to be the beneficial owner of 822,570 shares of Common Stock, which constitutes approximately 19.2% of the shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(i)(D) under the Exchange Act. Such calculation was based upon 4,273,179 shares of Common Stock outstanding, after issuance to the Purchaser of 642,570 shares of Common Stock, and before giving effect to the issuance of the 180,000 Warrant Shares. By virtue of its ownership of all of the capital stock of Purchaser, ISO may be deemed to be the indirect beneficial owner of the 822,570 shares of Common Stock that are beneficially owned by Purchaser.

         b) Purchaser has sole voting and dispositive power with respect to the 642,570 shares of Common Stock and the 180,000 Warrant Shares. By virtue of its ownership of 100% of the capital stock of Purchaser, ISO is deemed to have sole voting and dispositive power with respect to such shares of Common Stock and Warrant Shares.

         c) During the past sixty days prior to the date hereof, none of the Filing Persons nor, to the knowledge of the Filing Persons, any executive officer or director of any of the Filing Persons has engaged in any transaction in the shares of Common Stock, except as described in Item 6.

         d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by Purchaser and ISO or any person named in Exhibit 1.

         e) Not applicable.

CUSIP No. 628 72L-108             SCHEDULE 13D               Page 7 of 9 Pages


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

         Pursuant to a Stock Purchase Agreement dated as of May 10, 2000, among ISO, the Purchaser and the Company, a copy of which is annexed hereto as Exhibit 3 and incorporated herein by reference, the Purchaser acquired 642,570 shares of Common Stock. The Purchaser is authorized and empowered to vote 642,570 shares of Common Stock. Therefore, Purchaser may be deemed to be the beneficial owner of such 642,570 shares of Common Stock. Effective as of the Closing date, and for so long as the Purchaser holds shares of Common Stock constituting at least 25% of the shares of Common Stock purchased by it, the Purchaser shall have the right to designate one individual to be included as part of the nominees recommended by the directors of the Company for election at each annual meeting of stockholders of the Company at which directors of the Company are elected.

         Pursuant to the Stock Purchase Agreement, if the Company proposes to issue, sell or exchange, or agrees to issue, sell or exchange (i) any equity security of the Company, (ii) any debt security of the Company which by its terms is convertible into or exchangeable for any equity security of the Company or (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity security or any debt security to any person or entity, the Company shall deliver to the Purchaser an offer (the "Preemptive Offer") to issue such number of securities to it to enable it to retain its fully diluted ownership position in the Company that it held immediately prior to the proposed issuance, sale, or exchange upon the same terms set forth as such offer.

         Stock Purchase Warrant

         In connection with the execution and delivery of the Stock Purchase Agreement, the Company executed and delivered to the Company a Stock Purchase Warrant to purchase 180,000 shares of Common Stock, a copy of which is annexed hereto as Exhibit 4 and incorporated herein by reference.

         Co-Sale Agreement

         At the Closing, pursuant to a Co-Sale Agreement by and between Roy Israel ("Israel") and the Purchaser, a copy of which is annexed hereto as
Exhibit 5 and incorporated herein by reference, Israel agreed as follows: (i) If during the three year period from Closing Israel proposes to accept a bona fide offer from any person to purchase from him shares of Common Stock, he shall deliver a notice to ISO stating the terms of the of such proposed sale, including the number of offered shares to be sold, the nature of such sale, the consideration to be paid, and the name and address of each prospective purchaser; (ii) ISO shall have the right (the "Co-Sale Right"), but not the obligation, exercisable during the ten (10) day period following its receipt of the notice to participate in the sale of the offered shares by offering up to the number of

CUSIP No. 628 72L-108             SCHEDULE 13D               Page 8 of 9 Pages


shares of Common Stock which is equal to the offered shares multiplied by a fraction, the numerator of which shall be the total number of shares of Common Stock owned by the Purchaser as of the Closing date and the denominator which shall be the total number of shares of Common Stock owned by Israel and ISO as of the date of the Closing. The foregoing provisions of the Co-Sale Agreement do not pertain or apply to any transfer of Common Stock owned by Israel: (i) to the personal trust of Israel; (ii) to members of Israel's immediate family; (iii) to trusts for the benefit of any such person; (iv) to the estate of any of the foregoing by gift, will or intestate succession; provided, in the circumstances set forth in (i) through (iv) above, any such transferee becomes subject to ISO's Co-Sale Rights hereunder; or (v) by will or the laws of descent and distribution; (vi) to non-profit institutions, by gift of will; or (viii) any transfer of up to fifty (50%) (in the aggregate or individually) of Israel's holdings of Common Stock as of the date hereof.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1          Executive Officers and Directors of Filing Persons.
         ---------

         Exhibit 2          Voting Agreement.
         ---------


         Exhibit 3          Stock Purchase  Agreement,  dated as of May 2000, by
         ---------          and  between  the  Company  and the Filing  Persons,
                            incorporated by reference.

         Exhibit 4          Stock Purchase Warrant to purchase 180,000 shares of
         ---------          Common Stock, issued to Purchaser.

         Exhibit 5          Co-Sale Agreement, dated as of May 2000, by and
         ---------          between the Purchaser and Roy Israel, incorporated
                            by reference.

CUSIP No. 628 72L-108             SCHEDULE 13D               Page 9 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2000                     ISO INVESTMENT HOLDINGS, INC.

                                         By:  /s/Joseph P. Giasi, Jr.
                                            ----------------------------------
                                            Joseph P. Giasi, Jr.
                                            Senior Vice President and General
                                            Counsel

Dated: May 18, 2000                      INSURANCE SERVICES OFFICE, INC.

                                         By:  /s/ Joseph P. Giasi, Jr.
                                            ----------------------------------
                                            Joseph P. Giasi, Jr.
                                            Senior Vice President and General
                                            Counsel